SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2023

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following text is the text of an announcement released to the Stock Exchange of Hong Kong Limited on 2 June 2023 pursuant to rule 17.06A of the Rules Governing the Listing of Securities (the "Listing Rules") on the Stock Exchange of Hong Kong.

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited and the Singapore Exchange Securities Trading Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

2 June 2023
(Hong Kong Stock Code 2378)

GRANT OF SHARE AWARDS

This announcement is made pursuant to Rule 17.06A of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited.

Prudential plc ("Prudential") announces that on 30 May 2023, an award (the "Award") was granted over a total of 438,098 new ordinary shares of Prudential to Anil Wadhwani, a director and Chief Executive Officer of Prudential, under the Prudential Long Term Incentive Plan 2023 (the "PLTIP").

A summary is set out below:

Date of grant	:	30 May 2023
Number of shares under Award granted	:	438,098
Purchase price of the Award granted	:	Nil
Closing price of the shares on the date of grant	:	HK$ 107.40 per share
Vesting period of the Award granted	:	The vesting period is three years from the date of grant.
Performance targets and clawback mechanism	:
 Performance Targets: The PLTIP has stretching performance conditions aligned to the strategic priorities of the Prudential Group. The performance period is 1 January 2023 - 31 December 2025.  The conditions are summarised below, with confirmation of the threshold requirements, which result in 20% of the award element vesting:

		Performance Target	Weighting	Summary Description
		Total Shareholder Return (TSR)	35%	Measured on a ranked basis over three years relative to a peer group of 12 other insurance companies. Threshold is a median ranking
		Return on Embedded Value (RoEV)	40%	RoEV will be calculated as the total EEV operating profit as a percentage of the average EEV basis shareholders' equity, with a threshold return of 9.2%
		Group GWS Operating Capital Generation	5%	Cumulative GWS operating capital generation. The threshold figure for this metric will be published in the Annual Report for the final year of the performance period
		Group GIECA Surplus Generation	5%	Cumulative GIECA measure. The threshold figure for this metric will be published in the Annual Report for the final year of the performance period
		Carbon Reduction Measure	5%	Reduction of weighted average carbon intensity, with a threshold of a 25% reduction
		Diversity Measure	5%	Measured as a % of the Core Group of leaders that is female at the end of 2025, with a threshold 35% representation
		Conduct Measure	5%
Through appropriate management action, ensure there are no significant conduct/ culture / governance issues that could result in significant capital add-ons or material fines, with a threshold of partial achievement

		Total	100%

Clawback mechanism: Clawback may be applied where there are the following exceptional circumstances at any time before the fifth anniversary of the award date:

● a material misstatement in the published results of any member of the Prudential group for any period during or after the performance period;
● an error in assessing the performance conditions or the number of shares subject to an award;
● the assessment of the performance conditions and/or the number of shares subject to an award being based on inaccurate or misleading information;
● gross misconduct;
● a breach by the participant of any restrictive, confidentiality, or non-disparagement covenants or other similar undertakings;
● the participant has caused wholly or in part a material financial loss for the Prudential group as a result of:
        ● reckless, negligent or wilful actions or omissions; or
        ● inappropriate values or behaviour;
●  where a member of the Prudential group is censured by a regulatory body or suffers a significant detrimental impact on its reputation; or
●  where Prudential or entities representing a material proportion of the Prudential group becomes insolvent or otherwise suffers a corporate failure so that ordinary shares of Prudential cease to have material value

The Award has been approved by the independent non-executive directors of Prudential pursuant to Rule 17.04(1) of the Listing Rules.

As at the date of this announcement, the maximum number of shares available for future grant under the scheme mandate of the plan and any other plans is 261,599,226.

About Prudential plc
Prudential plc provides life and health insurance and asset management in 24 markets across Asia and Africa. The business helps people get the most out of life, by making healthcare affordable and accessible and by promoting financial inclusion. Prudential protects people's wealth, helps them grow their assets, and empowers them to save for their goals. The business has dual primary listings on the Stock Exchange of Hong Kong (2378) and the London Stock Exchange (PRU). It also has a secondary listing on the Singapore Stock Exchange (K6S) and a listing on the New York Stock Exchange (PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom. https://www.prudentialplc.com/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 02 June 2023

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Sylvia Edwards

Sylvia Edwards
Group Deputy Secretary